Exhibit (a)(1)
NOTICE OF CHANGE IN CONTROL AND OFFER TO PURCHASE
IVAX CORPORATION
Offer to Purchase for Cash Any and All of the Outstanding
4.5% Convertible Senior Subordinated Notes due May 15, 2008 of IVAX Corporation
(CUSIP Nos. 465823AG7, 465823AE2 and U4608RAB1)
The Offer will expire at 5:00 p.m., Eastern time, on March 24, 2006 unless extended or earlier terminated (such date is referred to as the “Expiration Date”). Holders (as defined below) must tender their Notes in the manner described below on or prior to 5:00 p.m., Eastern time, on the Expiration Date to receive the purchase price. Notes tendered in the Offer may be withdrawn at any time prior to 5:00 p.m., Eastern time, on the Expiration Date.
      NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture dated as of May 4, 2001, between IVAX Corporation (“IVAX”) and U.S. Bank National Association, formerly U.S. Bank Trust National Association, as trustee (the “Trustee”), as amended by the First Supplemental Indenture dated as of January 26, 2006 among IVAX, Teva Pharmaceutical Industries Limited (“Teva”), as guarantor, and the Trustee and the Second Supplemental Indenture dated as of January 26, 2006 among IVAX, Teva, as guarantor, and the Trustee (collectively, the “Indenture”), that a “Change in Control” (as defined in the Indenture) occurred on January 26, 2006 as a result of the merger of IVAX (the “Merger”) with a wholly owned subsidiary of Teva and the Board of Directors of IVAX being replaced. As a result of the Change in Control, and as required by the Indenture, IVAX is offering each holder (“Holders”) of IVAX’ 4.5% Convertible Senior Subordinated Notes due 2008 (the “Notes”) the option to have such Holder’s Notes repurchased by IVAX, upon and subject to the terms and conditions of this Notice of Change in Control and Offer to Purchase (as amended and supplemented from time to time, the “Offer to Purchase”). In accordance with the Indenture, IVAX is offering to purchase each $1,000 principal amount of the Notes at a purchase price of 100% of the principal amount, together with $17.88 per $1,000 principal amount of the Notes, representing the accrued and unpaid cash interest to, but excluding, April 8, 2006. On April 10, 2006 (the “Repurchase Date”), IVAX will purchase all Notes properly tendered and not withdrawn as of 5:00 p.m., Eastern time, on the Expiration Date, unless the offering period is extended or earlier terminated. The offer to purchase the Notes on the terms set forth in this Offer to Purchase is referred to herein as the “Offer.”
      This Notice of Change in Control and Offer to Purchase constitutes the notice required by Section 3.07 of the Indenture.
      Each $1,000 principal amount of the Notes is convertible at the option of the Holder at any time and from time to time into (i) $405.74 in cash and (ii) a number of Teva American Depositary Receipts (“ADRs”) equal to the product of (x) 0.42355 and (y) the quotient obtained by dividing $1,000 by the conversion price (currently $32.04, but subject to adjustment as set forth in the Indenture). However, Holders may not convert Notes tendered in the Offer without first validly withdrawing those Notes. On February 21, 2006, the last reported sale price of Teva’s ADRs on the NASDAQ National Market was $41.00.
      Holders should read “Conversion Rights with Respect to the Notes” beginning on page 7 for more information about the Notes’ conversion rights. Holders who validly tender and do not properly withdraw their Notes in the Offer will no longer have conversion rights, unless we fail to purchase and pay for such Notes pursuant to the Offer.
      Holders are urged to review this Offer to Purchase and the documents incorporated by reference herein carefully and consult with their own financial and tax advisors before deciding whether to tender their Notes in the Offer. Neither IVAX, Teva nor any of their respective affiliates nor the Trustee nor the paying agent makes any recommendation as to whether or not holders should tender Notes pursuant to this Offer.
      Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory authority has approved or disapproved of these transactions or determined if this statement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Offer to Purchase is February 22, 2006.

      No person has been authorized to give any information or to make any representations other than those contained in this Offer to Purchase and, if given or made, such information or representations must not be relied upon as having been authorized. This Offer to Purchase does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Offer to Purchase shall not, under any circumstances, create any implication that the information contained or incorporated by reference herein is current as of any time subsequent to the date of this Offer to Purchase, or the date of any documents incorporated by reference, as applicable.
      We and our affiliates, including our executive officers and directors, will be prohibited by Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from purchasing any of the Notes outside of the Offer for ten business days after the Expiration Date. Following that time, we expressly reserve the absolute right, in our sole discretion from time to time in the future, to purchase any of the Notes, whether or not any Notes are purchased by IVAX pursuant to the Offer, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Offer and could be for cash or other consideration. We cannot assure you as to which, if any, of these alternatives, or combination thereof, we will pursue.

i

SUMMARY TERM SHEET
      The following are answers to some of the questions that you may have, as a holder of our Notes. We urge you to read the remainder of this Offer to Purchase carefully because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase.
Who is offering to buy my Notes?
      IVAX Corporation, a Florida corporation, the successor by merger to the original issuer of the Notes.
What securities are you offering to purchase in the Offer?
      We are offering to purchase any and all of our outstanding 4.5% Convertible Senior Subordinated Notes due 2008. As of the date hereof, there was $231,107,000 in aggregate principal amount of the Notes outstanding.
Are there any conditions to the Offer?
      The only conditions to this Offer are (i) the timely and proper delivery and tender of Notes in accordance with the terms of this Offer to Purchase and (ii) that the Offer must comply with applicable law. See “Conditions of the Offer.” The Offer is not conditioned upon the tender of a minimum amount of Notes and is not subject to any financing condition.
Why are you offering to purchase my Notes?
      A “Change in Control” (as defined in the Indenture) occurred on January 26, 2006 when we merged with a wholly owned subsidiary of Teva and our Board of Directors was replaced. We are offering to purchase the Notes to satisfy our obligation under the Indenture to offer to repurchase the Notes after the Change in Control.
How much are you offering to pay for my Notes and what is the form of payment?
      In accordance with the Indenture, we are offering to purchase the Notes at a purchase price in cash equal to 100% of the principal amount of the Notes, plus $17.88 per $1,000 principal amount of the Notes, representing the accrued and unpaid interest to, but excluding, April 8, 2006. See “Terms of the Offer.” On the Repurchase Date, we will purchase any Notes properly tendered and not withdrawn as of 5:00 p.m., Eastern time, on the Expiration Date.
What are my conversion rights with respect to my Notes?
      Each $1,000 principal amount of the Notes may be converted at any time and from time to time, at the option of each holder, into (i) $405.74 in cash and (ii) a number of Teva ADRs equal to the product of (x) 0.42355 and (y) the quotient obtained by dividing $1,000 by the conversion price (currently $32.04, but subject to adjustment as set forth in the Indenture). However, Holders may not convert Notes tendered in the Offer without first validly withdrawing those Notes. Fractional Teva ADRs will not be issued. Instead, Teva will pay holders cash for any fractional Teva ADRs holders would otherwise have received. See “Conversion Rights with Respect to Notes.”
      Teva’s ADRs are listed on the NASDAQ National Market under the symbol “TEVA”. On February 21, 2006, the last reported sale price of Teva’s ADRs on the NASDAQ National Market was $41.00 per share. See “Conversion Rights With Respect to the Notes.”

If I do not tender, will I continue to be able to exercise my conversion rights?
      Yes. See “Conversion Rights With Respect to the Notes.”
If I do not tender, will I have the right to require IVAX to repurchase my Notes in the future?
      We are making the Offer to satisfy our obligation under the Indenture to offer to repurchase the Notes as a result of the Change in Control that occurred in connection with the Merger. Upon expiration of the Offer, we will have no further obligation to repurchase your Notes unless another Change in Control occurs in the future, in which case we would again be obligated to offer to repurchase your Notes.
What is the market value of the Notes?
      The Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Accordingly, there is no practical way to determine the trading history of the Notes. See “Price Range of Notes and Teva ADRs; Dividends.”
Do you have the financial resources to make payment?
      We intend to fund our purchase of the Notes from available cash on hand. See “Source and Amount of Funds.”
How long do I have to tender in the Offer?
      You have until 5:00 p.m., Eastern time, on the Expiration Date, to tender your Notes in the Offer. See “Terms of the Offer” and “Expiration, Extension, Amendment, Termination or Withdrawal of the Offer.”
Can the Offer be extended, and under what circumstances?
      We may extend the Offer if we are required to do so under the Indenture or applicable law. We will publicly announce any extension as promptly as practicable after the previously scheduled expiration of the Offer. Without limiting the manner in which we may choose to make any public announcement, we will be under no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release. See “Expiration, Extension, Amendment, Termination or Withdrawal of the Offer.”
How do I tender my Notes?
      To tender your Notes for purchase pursuant to the Offer, you must tender the Notes through the Automatic Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”) no later than 5:00 p.m., Eastern time, on the Expiration Date.
      If your Notes are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee if you desire to tender your Notes and instruct such nominee to tender the Notes on your behalf through the transmittal procedures of DTC on or before 5:00 p.m., Eastern time, on the Expiration Date.
      By tendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Offer. See “Procedures for Tendering Notes.”
Until what time can I withdraw previously tendered Notes?
      You can withdraw previously tendered Notes at any time until 5:00 p.m., Eastern time, on the Expiration Date. You may also withdraw any tendered Notes if such Notes have not been accepted for payment by 5:00 p.m. on April 19, 2006. See “Withdrawal of Tenders.”

How do I withdraw previously tendered Notes?
      To withdraw Notes validly tendered in the Offer, you must withdraw the Notes through the procedures of DTC prior to 5:00 p.m., Eastern time, on the Expiration Date. You may not rescind a withdrawal of tendered Notes. However, you may re-tender your Notes by following the proper tender procedures. See “Procedures for Tendering Notes” and “Withdrawal of Tenders.”
If I tender, when will I receive payment for the Notes?
      We will accept for payment Notes validly tendered prior to the expiration of the Offer and not validly withdrawn subject to the conditions of the Offer. In accordance with the terms of the Indenture, on the Repurchase Date we will pay the purchase price for all Notes validly tendered and not withdrawn under the Offer. See “Terms of the Offer.”
If my Notes are purchased in the Offer, when will interest cease to accrue on them?
      Unless we default in making payment of the purchase price, interest on the Notes we purchase from you will cease to accrue as of the end of the day on April 7, 2006.
If I choose to tender Notes in the Offer, do I have to surrender all of my Notes?
      No. You may tender all, a portion of or none of your Notes in the Offer. If you wish to tender a portion of your Notes in the Offer, however, you must tender your Notes in denominations of $1,000 principal amount or integral multiples thereof.
What will happen to Notes not tendered in the Offer?

•	Any Notes that remain outstanding after the Repurchase Date will continue to be our obligations and will enjoy the benefits of the Indenture, including the accrual of interest. You also will continue to have the right to convert the Notes.

•	To the extent that Notes are purchased pursuant to this Offer to Purchase, the trading markets for the Notes that remain outstanding may be more limited than the trading markets that may have existed if all Notes remained outstanding. As a result, the market price for the remaining Notes may decrease or become more volatile.

•	Whether or not any Notes are purchased by us pursuant to the Offer, we or any of our affiliates, from time to time at any time beginning after the tenth business day following the Expiration Date, may acquire Notes otherwise than pursuant to the Offer, through various means upon such terms and at prices that may be higher or lower than the prices to be paid pursuant to this Offer to Purchase, and for cash or other consideration.
Do I have to pay a commission if I tender my Notes?
      No commissions are payable by holders of the Notes to the Company, DTC or the paying agent; however, you may be required to pay commissions to your broker in connection with your tender of Notes. See “Terms of the Offer.”

What are the material federal income tax consequences to me if I tender?
      The sale of Notes pursuant to the Offer will be a taxable event for U.S. federal income tax purposes. See “United States Federal Income Tax Consequences.”
Who can I talk to if I have questions about the Offer?
      You may contact U.S. Bank National Association, which is the paying agent, conversion agent and depositary for the Notes, at (800) 934-6802 or at the address listed on the back cover of this Offer to Purchase if you have any questions or requests for assistance.
Are you making any recommendation about the Offer?
      No. Neither we nor Teva makes, and none of our respective directors or affiliates makes, any recommendation as to whether you should tender your Notes pursuant to the Offer. You should determine whether or not to tender your Notes pursuant to the Offer based upon, among other things, your own assessment of the current market value of the Notes and your liquidity needs and investment objectives.
      This Offer to Purchase contains important information and you should read the remainder of this document in its entirety before making a decision with respect to the Offer.
      This Offer to Purchase constitutes a part of an Issuer Tender Offer filed on Schedule TO (the “Schedule TO”) filed by us with the SEC on February 22, 2006 pursuant to Section 13(e) of the Exchange Act and the rules and regulations promulgated thereunder. The Schedule TO and all exhibits thereto are incorporated in this Offer to Purchase by reference.
      You may request a copy of the Schedule TO by writing or telephoning us at the following address:
IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
Attention: Corporate Secretary
(305) 575-6000

THE OFFER
Introduction
      We are offering, upon the terms and subject to the conditions set forth in this Offer to Purchase, to purchase any and all of our outstanding Notes at a price in cash equal to 100% of the principal amount of the Notes, plus $17.88 per $1,000 principal amount of the Notes, representing accrued and unpaid interest to, but excluding, April 8, 2006.
      A “Change in Control” occurred on January 26, 2006 as a result of the Merger and our Board of Directors being replaced. This Offer to Purchase is being sent to you pursuant to the Indenture and constitutes the notice referenced in Section 3.07 of the Indenture. The Indenture provides that following a “Change in Control” (as defined in the Indenture) we will offer each holder of the Notes the right to have all of its Notes, or any portion of the principal amount thereof that is an integral multiple of $1,000, repurchased at a price determined as set forth in the Indenture.
      The Offer will expire at 5:00 p.m., Eastern time, on the Expiration Date, and we will purchase on the Repurchase Date any Notes that have been validly tendered and not withdrawn on or prior to the Expiration Date, unless the Offer is extended or earlier terminated. Only holders of Notes who validly tender their Notes pursuant to the Offer at or prior to the Expiration Date will receive the purchase price. Notes tendered in the Offer may be withdrawn at any time prior to 5:00 p.m., Eastern time, on the Expiration Date.
      The Notes are currently convertible. If you convert your Notes, you will receive (i) $405.74 in cash and (ii) a number of Teva ADRs equal to the product of (x) 0.42355 and (y) the quotient obtained by dividing $1,000 by the conversion price (currently $32.04, but subject to adjustment as set forth in the Indenture). However, Holders may not convert Notes tendered in the Offer without first validly withdrawing those Notes.
      Holders of Notes are urged to consult with their own financial advisors before accepting the Offer.
      We do not make, and none of our directors or affiliates makes, any recommendation as to whether holders should tender their Notes pursuant to the Offer.
Terms of the Offer
      Upon the terms and subject to the conditions set forth herein, we are offering to purchase for cash any and all of the outstanding Notes at a price in cash equal to 100% of the principal amount of the Notes, plus $17.88 per $1,000 principal amount of the Notes representing accrued and unpaid interest to, but excluding, April 8, 2006.
      The Offer will expire at 5:00 p.m., Eastern time, on the Expiration Date, unless extended or earlier terminated. Only holders of Notes who validly tender and do not withdraw their Notes pursuant to the Offer at or prior to 5:00 p.m., Eastern time, on the Expiration Date will receive the purchase price. Notes tendered in the Offer may be withdrawn at any time prior to 5:00 p.m., Eastern time, on the Expiration Date.
      If we make a material change in the terms of the Offer or the information concerning the Offer, we will disseminate additional Offer materials and extend the Offer if required by law or the Indenture.
      Subject to applicable securities laws and the terms set forth in the Indenture and this Offer to Purchase, we reserve the right to amend the Offer in any respect. In addition, we can extend or terminate the Offer if such extension or termination is required by the Indenture or applicable law. Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. See “Expiration, Extension, Amendment, Termination or Withdrawal of the Offer.”
      In the event that we withdraw or terminate the Offer because either or both of the conditions to the Offer described in “Conditions of the Offer” have not been satisfied, the purchase price will not be paid or become payable to holders who have tendered their Notes. In such event, the paying agent will return tendered Notes to the tendering holders promptly following the termination or withdrawal of the Offer.
      You will not be required to pay any commission to us, DTC or the paying agent in connection with the Offer; however, there may be commissions you need to pay to your broker in connection with your tender of Notes.
      You may tender, and we will only accept, Notes in denominations of $1,000 principal amount and integral multiples thereof. We will accept for payment, upon the terms and subject to the conditions of the Offer, all Notes validly tendered in accordance with the procedures set forth in “Procedures for Tendering Notes” and not withdrawn in accordance with the procedures set forth in “Withdrawal of Tenders” at or prior to 5:00 p.m., Eastern time, on the Expiration Date. Each tendering holder of Notes whose Notes are accepted for payment pursuant to the Offer will receive the same consideration therefor, per $1,000 principal amount thereof, as all other holders of Notes whose tenders are accepted.
      We and our affiliates, including our executive officers and directors, will be prohibited under applicable federal securities laws from repurchasing Notes outside of the Offer for ten business days after the Expiration Date. Following such time, if any Notes remain outstanding, we may purchase additional Notes in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which purchases may be consummated at a price higher or lower than that offered hereby, or which may be paid in cash or other consideration. The decision to purchase additional Notes, if any, will depend upon many factors, including the market price of the Notes, the results of the Offer, the business and financial position of IVAX and general economic and market conditions. Any such purchase may be on the same terms or on terms more or less favorable to holders of the Notes than the terms of the Offer as described in this Offer to Purchase.
Purpose of the Offer
      Section 3.07 of the Indenture provides that following a Change in Control, you have the right, at your option, to require us to repurchase your Notes. We are making this Offer to satisfy our obligations under the Indenture.
Price Range of Notes and Teva ADRs; Dividends
      The Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. There is no existing public trading market for the Notes, and no reliable pricing information for the Notes is available. We believe that trading in the Notes has been limited and sporadic. Quotations for securities that are not widely traded, such as the Notes, may differ from actual trading prices and should be viewed as approximations. To the extent such information is available, holders are urged to contact their brokers with respect to current information regarding the market price of the Notes.
      To the extent that Notes are tendered and accepted in the Offer, such Notes will cease to be outstanding. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a greater float. Consequently, any Notes that we purchase pursuant to the Offer will reduce the float and may negatively impact the liquidity, market value and price volatility of the Notes that remain outstanding following the Offer. We cannot assure you that a trading market will exist for the Notes following the Offer. The extent of the market for the Notes following consummation of the Offer will depend upon, among other things, the remaining outstanding principal amount of the Notes at such time, the number of holders of Notes remaining at such time and the interest in maintaining a market in such Notes on the part of securities firms.
      Teva’s ADRs (into which the Notes are partially convertible, as described below) are currently traded on the NASDAQ National Market under the symbol “TEVA”. The following table sets forth, for each period indicated, the high and low sale prices for Teva’s ADRs as reported on the NASDAQ National Market.

	High	Low

2006
First quarter (through February 21, 2006)	$44.71	$39.65
2005
First quarter	$32.17	$26.78
Second quarter	34.25	30.00
Third quarter	34.26	29.50
Fourth quarter	45.91	33.50
2004
First quarter	$33.68	$28.50
Second quarter	34.66	30.10
Third quarter	34.13	23.97
Fourth quarter	30.18	22.82
      On February 21, 2006 the last reported sales price of TEVA’s ADRs was $41.00.
     Since 1987, Teva has paid dividends on a regular quarterly basis. Future dividend payments may be reviewed by its board of directors based upon conditions then existing, including Teva’s earnings, financial condition, capital requirements and other factors. Furthermore, Teva’s ability to pay cash dividends may be restricted by instruments governing its debt obligations. Dividends are declared and paid in New Israeli Shekels, or NIS (the currency of Israel). Dividends are converted into dollars and paid by the depositary of the ADRs for the benefit of owners of ADRs.
     Dividends paid by an Israeli company to shareholders residing outside Israel are generally subject to withholding of Israeli income tax at a rate of up to 20% (15% in the case of dividends distributed from the taxable income attributable to an approved enterprise). Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholders’s country of residence. In Teva’s case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the dividend and, accordingly, the applicable rate may change from time to time. The current rate of tax withheld on the dividend during the first three quarters of 2005 was 18%.
     The following table sets forth the amounts of the dividends paid in respect of each period indicated prior to deductions for applicable Israeli withholding taxes (in cents per ADR). All figures have been adjusted to reflect the 2:1 stock split effected by Teva in June 2004. Actual dividends paid in U.S. dollars are subject to some deviation reflecting exchange rate fluctuations between the NIS (the currency in which dividends are declared) and the U.S. dollar between the declaration date and the date of actual payment.

	2005	2004	2003
1st interim	7.0	5.0	3.7

2nd interim	7.0	5.0	3.7

3rd interim	6.0	5.0	3.7

4th interim	—	6.9	5.0
      We urge you to obtain current market quotations for the Notes, to the extent available, and Teva’s ADRs prior to making any decision with respect to the Offer.
Conversion Rights With Respect to the Notes
      Each $1,000 principal amount of the Notes may be converted, at the option of each holder, into (i) $405.74 in cash and (ii) a number of Teva ADRs equal to the product of (x) 0.42355 and (y) the quotient obtained by dividing $1,000 by the conversion price (currently $32.04, but subject to adjustment as set forth in the Indenture).
      In order to exercise the conversion privilege with respect to a Note held in book-entry form, the beneficial owner must (i) cause to be completed the appropriate instruction form for conversion pursuant to DTC’s book-entry conversion program, (ii) cause to be delivered by book-entry delivery an interest in the aggregate principal amount and corresponding principal amount represented thereby to be converted of such Note, (iii) furnish appropriate endorsements and transfer documents if required by the Trustee or conversion agent, and (iv) pay the funds, if any, required by Section 10.02 of the Indenture and any transfer or similar taxes, if required pursuant to Section 10.04 of the Indenture. U.S. Bank National Association is the trustee and conversion agent for the Notes. See the back cover of this Offer to Purchase for U.S. Bank’s contact information. However, Holders may not convert Notes tendered in the Offer without first validly withdrawing those Notes.

      For more information regarding the conversion rights with respect to the Notes, or any of the other terms and conditions of the Notes, please see the Indenture.
Acceptance of Notes for Payment
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, we will, on the Repurchase Date, purchase by accepting for payment, and will make payment for, all Notes validly tendered (and not properly withdrawn) pursuant to the Offer on or prior to 5:00 p.m., Eastern time, on the Expiration Date. Such payment will be made by the deposit, on or prior to the Repurchase Date, of immediately available funds with the paying agent, which will act as agent for tendering holders for the purpose of receiving payment from us and transmitting such payment to tendering holders. Payment for Notes for which an election to repurchase is validly made shall be delivered promptly following the Repurchase Date. Under no circumstances will interest on the purchase price be paid by us by reason of any delay on behalf of the paying agent in making such payment.
      We expressly reserve the right, in our sole discretion and subject to the terms of the Indenture and the Notes and Rule 14e-1(c) and Rule 13e-4(f)(5) under the Exchange Act, to delay acceptance for payment of the Notes in order to comply, in whole or in part, with any applicable law. We also expressly reserve the right, in our sole discretion, to withdraw or terminate the Offer if either or both of the conditions specified in the section captioned “Conditions of the Offer” are not satisfied.
      In all cases, payment by the paying agent to holders of Notes accepted for payment pursuant to the Offer will be made only after timely receipt by the paying agent of confirmation of a book-entry transfer of such Notes into the paying agent’s account at DTC and a properly transmitted agent’s message. See “Procedures for Tendering Notes.”
      For purposes of the Offer, validly tendered Notes (or defectively tendered Notes for which we have waived such defect) will be deemed to have been accepted for payment by us if, as and when we give oral or written notice of acceptance for payment to the paying agent.
      We will only accept tenders of Notes pursuant to the Offer in principal amounts equal to $1,000 or integral multiples thereof.
      If we do not accept tendered Notes for payment for any reason pursuant to the terms and conditions of the Offer, such Notes will be credited to an account maintained at the book-entry transfer facility designated by the participant therein who so delivered such Notes, promptly following the Expiration Date or the termination of the Offer. If we do not accept for payment any Notes properly tendered for payment and not withdrawn, we will be in default under the Indenture.
Expiration, Extension, Amendment, Termination or Withdrawal of the Offer
      The Offer will expire at 5:00 p.m., Eastern time, on the Expiration Date unless extended or earlier terminated.
      We expressly reserve the right, at any time or from time to time, subject to applicable law and the provisions of the Indenture, to amend the Offer in any respect by giving oral or written notice of such amendment to the paying agent.
      We also expressly reserve the right, in our sole discretion, to extend or terminate the Offer in order to comply, in whole or in part, with any applicable law, or to withdraw or terminate the Offer if either or both of the conditions specified in the section captioned “Conditions of the Offer” are not satisfied.

      Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension of the Offer to be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which any public announcement may be made, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release.
      If we make a material change in the terms of the Offer or the information concerning the Offer, we will disseminate additional Offer materials and extend the Offer if required by law.
      If we extend the Offer, or if, for any reason, the acceptance for payment of, or the payment for, Notes is delayed or if, on the Repurchase Date, we are unable to accept for payment or pay for Notes pursuant to the Offer, then, without prejudice to our rights under the Offer, the paying agent may retain tendered Notes on our behalf, and such Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described in “Withdrawal of Tenders.” However, our ability to delay the payment for Notes which we have accepted for payment is limited by the terms of the Indenture and by Rules 13e-4(f)(5) and 14e-1(c) under the Exchange Act, which require that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of a tender offer.
      Any Notes received by the paying agent that are not properly tendered and as to which the irregularities have not been cured or waived will not be repurchased and will be returned to you by the paying agent.
Procedures for Tendering Notes
      You will not be entitled to receive the purchase price for your Notes unless you validly tender and do not withdraw your Notes on or before 5:00 p.m., Eastern time, on the Expiration Date. You may tender some or all of your Notes; however, any Notes tendered must be in $1,000 principal amount or an integral multiple thereof. If you do not validly tender your Notes on or before 5:00 p.m., Eastern time, on the Expiration Date, your Notes will remain outstanding subject to the existing terms of the Indenture and the Notes.
      Method of Tendering Notes. The Trustee under the Indenture has informed us that, as of the date of this Offer to Purchase, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes tendered for purchase hereunder must be delivered through DTC’s Automatic Tenders over the Participant Terminal System, or ATOP. Delivery of Notes and all other required documents, including delivery and acceptance through ATOP, is at the election and risk of the person tendering Notes.
      Agreement to Be Bound by the Terms of the Offer. By tendering your Notes through ATOP, you acknowledge and agree as follows:

•	pursuant to the Offer, such Notes shall be purchased as of the date the Notes are accepted for purchase pursuant to the terms and conditions of the Indenture and the Notes, and that under the Indenture Notes must be surrendered to the paying agent to collect payment of the purchase price;

•	you have received this Offer to Purchase and acknowledge that it provides the notice required by the Indenture;

•	upon the terms and subject to the conditions of the Offer, and effective upon the acceptance for payment thereof, you irrevocably surrender, sell, assign and transfer to us, all right, title and interest in and to all the Notes tendered and so accepted for payment, waive any and all rights with respect to the Notes (including without limitation any existing or past defaults and their consequences in respect of the Notes and the Indenture), release and discharge us and our affiliates, and our and their respective directors, officers and employees, from any and all claims you may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that you are entitled to receive additional principal or interest payments with respect to the Notes or to participate in any conversion, redemption or defeasance of the Notes and irrevocably constitute and appoint the paying agent as your true and lawful agent and attorney-in-fact with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to:

•	transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to us,

•	present such Notes for transfer on the relevant security register, and

•	receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the paying agent will have no rights to, or control over, funds from us, except as our agent, for the purchase price of any tendered Notes that are purchased by us), all in accordance with the terms set forth in this Offer to Purchase;

•	you represent and warrant that you (i) own the Notes tendered and are entitled to tender such Notes and (ii) have full power and authority to tender, surrender, sell, assign and transfer the Notes tendered and that when such Notes are accepted for payment by us, we will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•	you agree, upon request from us, to execute and deliver any additional documents deemed by the paying agent or us to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered;

•	you understand that all Notes properly tendered and not validly withdrawn prior to 5:00 p.m., Eastern time, on the Expiration Date will be purchased at the purchase price, in cash, subject to the terms and conditions of the Offer;

•	payment for Notes purchased pursuant to this Offer to Purchase will be made by deposit of the purchase price for Notes with the paying agent, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you;

•	tenders for Notes may be withdrawn prior to 5:00 p.m., Eastern time, on the Expiration Date by following the procedures described in “Withdrawal of Tenders;”

•	all authority conferred or agreed to be conferred pursuant to the terms of the Offer hereby shall survive your death or incapacity and every one of your obligations and shall be binding upon your heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the tender, delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the paying agent, until receipt by the paying agent of any and all evidences of authority and any other required documents in form satisfactory to us; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any Notes pursuant to the procedures described in this Offer to Purchase and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by us, in our sole discretion, which determination shall be final and binding on all parties.
      Tender of Notes Held Through a Custodian. If your Notes are held by a broker, dealer, commercial bank, trust company or other nominee, you must contact such nominee if you desire to tender your Notes and instruct such nominee to tender your Notes for purchase on your behalf through the transmittal procedures of DTC as set forth below under the caption “ — Tender of Notes in Global Form” on or prior to 5:00 p.m., Eastern time, on the Expiration Date.
      Tender of Notes in Global Form. If you are a DTC participant, you may elect to tender to us your beneficial interest in the Notes by:

•	delivering to the paying agent’s account at DTC through DTC’s book-entry system your beneficial interest in the Notes on or prior to 5:00 p.m., Eastern time, on the Expiration Date; and

•	electronically transmitting your acceptance of the Offer through ATOP, subject to the terms and procedures of that system, on or prior to 5:00 p.m., Eastern time, on the Expiration Date. Upon receipt of such Holder’s acceptance through ATOP, DTC will edit and verify the acceptance and send an agent’s message to the paying agent for its acceptance. The term “agent’s message” means a message transmitted by DTC to, and received by, the paying agent, which states that DTC has received an express acknowledgment from the participant in DTC described in that agent’s message, stating the principal amount of Notes that have been tendered by such participant under the Offer and that such participant has received and agrees to be bound by the terms of the Offer, including those set forth above under the caption “— Agreement to Be Bound by the Terms of the Offer.”
Withdrawal of Tenders
      You may withdraw your tendered Notes at any time prior to 5:00 p.m., Eastern time, on the Expiration Date but not thereafter, except as set forth below. In addition, you may withdraw tendered Notes if we terminate the Offer without purchasing any Notes. If we terminate the Offer or do not purchase any Notes in the Offer, we will instruct the paying agent to return your tendered Notes to you promptly following the such termination, without cost or expense to you. You may also withdraw tendered Notes if we have not yet accepted them for payment by 5:00 p.m. on April 19, 2006.
      If, for any reason whatsoever on the Repurchase Date, acceptance for payment of, or payment for, any Notes tendered pursuant to the Offer is delayed (whether before or after our acceptance for payment of Notes) or on the Repurchase Date we are unable to accept for payment or pay for the Notes tendered pursuant to the Offer, we may (without prejudice to our rights set forth herein) instruct the paying agent to retain tendered Notes (subject to the right of withdrawal in certain circumstances and subject to Rules 13e-4(f)(5) and 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of the investor promptly after the termination or withdrawal of a tender offer).
      For a withdrawal of a tender of Notes to be effective, a “request message” as defined below must be received by the paying agent prior to 5:00 p.m., Eastern time, on the Expiration Date, or after such time, so long as the Notes have not already been accepted for payment by us. DTC participants may electronically transmit a request for withdrawal to DTC. DTC will then edit the request and send a request message to the paying agent. The term “request message” means a message transmitted by DTC and received by the paying agent, which states that DTC has received a request for withdrawal from a DTC participant and identifies the Notes to which such request relates.
      If the Notes to be withdrawn have been delivered or otherwise identified to the paying agent, a request message is effective immediately upon receipt thereof. If Notes have been delivered under the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account of the appropriate book-entry transfer facility to be credited with the withdrawn Notes and must otherwise comply with that book-entry transfer facility’s procedures.
      Any Notes properly withdrawn will be deemed to be not validly tendered for purposes of the Offer and we will not pay any consideration in respect of Notes that are so withdrawn.
      Any permitted withdrawal of Notes may not be rescinded; provided, however, that withdrawn Notes may be re-tendered by following one of the procedures described in “Procedures for Tendering Notes,” at any time at or prior to 5:00 p.m., Eastern time, on the Expiration Date.
      Withdrawal of Notes can be accomplished only in accordance with the foregoing procedures.
      All questions as to the form and validity (including time of receipt) of notices of withdrawal, including a request message, will be determined by us, in our sole discretion (and our determination shall be final and binding). Neither we, the paying agent, the trustee nor any other person will be under any duty to give notification of any defects or irregularities in any request message or incur any liability for failure to give any such notification.

Source and Amount of Funds
      The total amount of funds we need to purchase all of the Notes pursuant to the Offer and to pay related fees and expenses is estimated to be approximately $235,300,000 (assuming 100% of the outstanding Notes are tendered and accepted for payment). We intend to fund our purchase of the Notes from available cash on hand.
Conditions of the Offer
      There are no conditions to this Offer except (i) for the timely and proper delivery and tender of the Notes in accordance with the terms of the Offer and (ii) that the Offer must comply with applicable law. We reserve the right to withdraw or terminate the Offer in our sole discretion if either or both of such conditions have not been satisfied. The Offer is not conditioned on our ability to obtain sufficient financing to purchase the Notes.
United States Federal Income Tax Consequences
      The following is a summary of the material U.S. federal income tax consequences to holders of Notes in connection with the Offer described in this Offer to Purchase. While we have generally described the material U.S. federal income tax consequences of the Offer, holders are urged to consult their own tax advisors with respect to their particular circumstances and the tax consequences arising under U.S. federal, any state, local or foreign tax law. This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service, all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences relating to the Offer, or that any such contrary position would not be sustained by a court.
      This discussion is limited to holders who hold Notes as capital assets within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including certain financial institutions, insurance companies, tax-exempt organizations, U.S. holders whose functional currency for U.S. federal income tax purposes is not the United States dollar, dealers in securities, persons subject to the alternative minimum tax, persons who hold Notes or Teva ADRs as part of a hedge, conversion or constructive sale transaction, or straddle or other integrated or risk reduction transaction, controlled foreign corporations, passive foreign investment companies, or persons who have ceased to be United States citizens or to be taxed as resident aliens. In addition, the discussion does not apply to holders of Notes that are treated as partnerships for U.S. federal income tax purposes.
      As used in this discussion, a U.S. Holder is any beneficial owner of Notes who for U.S. federal income tax purposes is or is treated as:

•	an individual citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons having the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

      A Non-U.S. Holder is any beneficial owner of Notes who is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.
      If a partnership or other entity taxable as a partnership holds the Notes, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Notes and partners in such partnerships are urged to consult their tax advisors as to the potential tax consequences to them in connection with a decision of whether to participate in the Offer.
      Although, under the terms of the Indenture, the Notes may receive payments in excess of principal and interest under certain circumstances, we do not believe that the Notes constitute contingent debt instruments for U.S. federal income tax purposes, and the discussion that follows is based on the assumption that they do not constitute contingent debt instruments. If, contrary to our belief and assumption, the Notes are contingent debt instruments, the applicable tax rules will differ in certain respects from those described hereinafter. We also believe that IVAX is not and has not been a United States real property holding corporation within the meaning of Sections 897 and 1445 of the Code. If, contrary to our belief, IVAX were a United States real property holding corporation, the consequences to Non-U.S. Holders might be different in certain respects than those described hereinafter.
          Non-Tendering Holders
      A holder who does not tender Notes pursuant to the Offer generally will not recognize gain or loss for U.S. federal income tax purposes and will maintain the same adjusted tax basis and holding period for the Notes. If such Holder subsequently elects to convert such Holder’s Notes into Teva ADRs and cash, such conversion will be a taxable transaction, pursuant to which the holder will recognize income, gain, or loss for tax purposes. The tax consequences to a holder in connection with a conversion will depend upon the specific situation of the holder, including whether the holder is a U.S. Holder or a Non-U.S. Holder. Accordingly, you should consult with your tax advisors regarding the tax consequences to you of a conversion.
          Tendering U.S. Holders
      In General. A sale of Notes by a U.S. Holder pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion of the market discount rules set forth below, a U.S. Holder selling Notes pursuant to the Offer will recognize capital gain or loss in an amount equal to the difference between the amount of cash received (other than amounts received attributable to accrued but unpaid interest, as discussed below) and the U.S. Holder’s adjusted tax basis in the Notes sold at the time of sale. Generally, (i) a U.S. Holder’s adjusted tax basis in Notes will equal the cost of the Notes to such U.S. Holder (increased by the amount of any market discount previously taken into income by the U.S. Holder, and reduced by the amount of any amortizable bond premium previously taken into account by the U.S. Holder with respect to the Notes) and (ii) any such gain or loss will be long-term capital gain or loss if the U.S. Holder held the Notes for longer than one year. Certain non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.
      Any cash received attributable to accrued but unpaid interest that has not yet been included in a U.S. Holder’s income will be taxable as ordinary income and not included in the amount realized for determining capital gain or loss, as described above, regardless of whether the U.S. Holder otherwise recognizes an overall loss in connection with a sale pursuant to the Offer.

      An exception to the capital gain treatment described above may apply to a U.S. Holder who purchased Notes at a “market discount.” Subject to a statutory de minimis exception, Notes have market discount if they were purchased after their original issuance at an amount less than their adjusted issue price. In general, unless the U.S. Holder has elected to include market discount in income currently as it accrues, any gain recognized by a U.S. Holder on the sale of Notes having market discount (in excess of a de minimis amount) will be treated as ordinary income to the extent of the lesser of (i) the gain recognized or (ii) the portion of the market discount that has accrued (on a straight-line basis or, at the election of the U.S. Holder, on a constant-yield basis) but has not yet been taken into income while such Notes were held by the U.S. Holder. Any gain in excess of such accrued market discount will be subject to the capital gains rules described above.
      Information Reporting and Backup Withholding. Sales of the Notes by U.S. Holders pursuant to the Offer will be subject to certain information reporting requirements. In addition, a U.S. Holder who fails to complete an IRS Form W-9 or applicable substitute form may be subject to backup withholding at the applicable rate of 28% with respect to the receipt of consideration received pursuant to the Offer unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) otherwise provides a correct taxpayer identification number, certifies that it is a U.S. person not currently subject to backup withholding tax, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.
          Tendering Non-U.S. Holders
      In General. A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain (if any) recognized on a sale of the Notes (other than amounts received attributable to accrued interest, as discussed below) pursuant to the Offer unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S.; or

•	the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale, and certain other conditions are met.
      A Non-U.S. Holder described in the first bullet point above will be required to pay U.S. federal income tax on the net gain derived from the sale in the same manner as if such Non-U.S. Holder was a U.S. Holder, and if such Holder is a foreign corporation, it may also be required to pay an additional branch profits tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty). A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax on the gain derived from the sale in the same manner as an individual U.S. Holder, as described above under “Tendering U.S. Holders – In General,” which may be offset by U.S. source capital losses.
      The gross amount of cash received by a Non-U.S. Holder upon consummation of the Offer that is attributable to accrued interest generally will not be subject to U.S. federal withholding tax, provided that:

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of IVAX’ stock that are entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation that is related to us through stock ownership; and

•	appropriate documentation (generally, an IRS Form W-8BEN or applicable substitute form) establishing that the Non-U.S. Holder is not a U.S. person is completed.
      A Non-U.S. Holder that does not qualify for an exemption from withholding tax on accrued interest under this paragraph will generally be subject to withholding of U.S. federal income tax at a 30% rate on payments attributable to accrued interest unless such Non-U.S. Holder is able to claim a valid exemption or reduction from withholding tax under an income tax treaty and properly executes an IRS Form W-8 BEN or applicable substitute form. If accrued interest paid to a Non-U.S. Holder is effectively connected with the conduct by that Non-U.S. Holder of a U.S. trade or business, then, although exempt from U.S. withholding tax if the Non-U.S. Holder provides the appropriate documentation (generally, an IRS Form W-8 ECI or applicable substitute from), the Non-U.S. Holder will generally be subject to U.S. federal income tax on that accrued interest in the same manner as if the Non-U.S. Holder were a U.S. Holder. In addition, if the Non-U.S. Holder is a foreign corporation, the accrued interest may be subject to a branch profits tax at a rate of 30% or lower applicable treaty rate.
      A Non-U.S. Holder generally will not be subject to information reporting on any payments received upon the sale of their Notes provided that the Non-U.S. Holder properly completes a W-8BEN or W-8ECI, as applicable.
Fees and Expenses; Solicitations
      We will not pay any fees or commissions to any broker, dealer or other person for soliciting or making recommendations with respect to tenders of Notes pursuant to the Offer.
      Directors, officers and regular employees of either us or our affiliates (who will not be specifically compensated for such services) and the paying agent may contact holders of Notes by mail, telephone, or facsimile regarding the Offer and may request brokers, dealers and other nominees to forward this Offer to Purchase to beneficial owners of the Notes.
Miscellaneous
      We are not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law.

IVAX CORPORATION
THE PAYING AGENT AND DEPOSITARY FOR THIS OFFER IS:
U.S. Bank National Association
(800) 934-6802
To Contact by Mail
U.S. Bank National Association
60 Livingston Avenue
St. Paul, MN 55107
Attn: Specialized Finance Dept.